PERMA-PIPE INTERNATIONAL HOLDINGS, INC.
6410 W. Howard Street
Niles, Illinois 60714

May 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anna Abramson

Re:      Perma-Pipe International Holdings, Inc.

 Registration Statement on Form S‑3 (File No. 333-264913)

Dear Ms. Abramson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Perma-Pipe International Holdings, Inc., hereby respectfully requests that the above-referenced Registration Statement be declared effective at 11:00 a.m., Eastern Time, on May 20, 2022, or as soon as practicable thereafter.

Very truly yours,

PERMA-PIPE INTERNATIONAL HOLDINGS, INC.

By:  /s/ D. Bryan Norwood

D. Bryan Norwood

Vice President and Chief Financial Officer